Mail Stop 4561

January 29, 2007

By U.S. Mail and Facsimile to 011-39-011-555-3664

Mr. Bruno Picca
Head of Finance and Administration Department
Sanpaolo IMI S.p.A.
Piazza San Carlo 156
10121 Turin, Italy

   RE: **Sanpaolo IMI S.p.A.**
      Form 20-F for Fiscal Year Ended December 31, 2005
      Filed June 29, 2006
      File No. 001-14870

Dear Mr. Picca:

   We have completed our review of your Form 20-F and have no further comments at this time.

          Sincerely,

          Kevin W. Vaughn
          Accounting Branch Chief